Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Arc Energy Trust announces 2008 income tax information

     CALGARY, Jan. 27 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust ("ARC"
or "the Trust") announces its 2008 Income Tax Information to be as follows:

     <<
     ARC ENERGY TRUST (AET.UN)
     2008 INCOME TAX INFORMATION
     CANADA REVENUE AGENCY (CRA) ACCOUNT NUMBER T16-4073-86

     The following information is intended to assist individual Canadian unitholders ("Unitholders") of the Trust in the preparation of their 2008 T1
Income Tax Return.

     THE INFORMATION CONTAINED HEREIN IS BASED ON ARC ENERGY TRUST'S
     UNDERSTANDING OF THE INCOME TAX ACT (CANADA) AND THE REGULATIONS
     THEREUNDER. UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH
     RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

     Legal Status of the Trust:

     The Trust is subject to Canadian income tax on a similar basis to that of an individual. The Trust has a December 31 year-end and each year the Trust performs an income tax calculation and allocates its taxable income to
Unitholders.

     Taxation of Cash Distributions:

     Trust Units held within an RRSP, RPP, RRIF, RESP or DPSP
     --------------------------------------------------------
     No amounts are to be reported for income tax purposes in respect of cash distributions received by a Registered Retirement Savings Plan ("RRSP"),
Registered Pension Plan ("RPP"), Registered Retirement Income Fund ("RRIF"),
Registered Education Savings Plan ("RESP") or Deferred Profit Sharing Plan
("DPSP") or any other such registered plans (collectively referred to as
"Deferred Plans").

     Trust Units held outside of a Deferred Plan
     -------------------------------------------
     >>
     For cash distributions received by a Canadian resident individual outside of a Deferred Plan, 98% of the payments are taxable as income, with the remaining 2% being a tax deferred return of capital. The following table outlines the breakdown of cash distributions per unit paid or payable by the
Trust with respect to record dates for the period January 31, 2008 to December
31, 2008 for Canadian Income Tax purposes.

     <<
     ------------------------------------------------------------------------
                                                               Tax
                                               Taxable    Deferred
                                                Amount      Amount     Total
                                               (Box 26     (Box 42      Cash
                                                 Other   Return of    Distri-
     Record Date              Payment Date      Income)    Capital)   bution
     ------------------------------------------------------------------------
     January 31, 2008    February 15, 2008     $0.1960     $0.0040     $0.20
     ------------------------------------------------------------------------
     February 29, 2008      March 17, 2008     $0.1960     $0.0040     $0.20
     ------------------------------------------------------------------------
     March 31, 2008         April 15, 2008     $0.1960     $0.0040     $0.20
     ------------------------------------------------------------------------
     April 30, 2008           May 15, 2008     $0.1960     $0.0040     $0.20
     ------------------------------------------------------------------------
     May 31, 2008            June 16, 2008     $0.2352     $0.0048     $0.24
     ------------------------------------------------------------------------
     June 30, 2008           July 15, 2008     $0.2352     $0.0048     $0.24
     ------------------------------------------------------------------------
     July 31, 2008         August 15, 2008     $0.2744     $0.0056     $0.28
     ------------------------------------------------------------------------
     August 31, 2008    September 15, 2008     $0.2744     $0.0056     $0.28
     ------------------------------------------------------------------------
     September 30, 2008   October 15, 2008     $0.2352     $0.0048     $0.24
     ------------------------------------------------------------------------
     October 31, 2008    November 17, 2008     $0.2352     $0.0048     $0.24
     ------------------------------------------------------------------------
     November 30, 2008   December 15, 2008     $0.1960     $0.0040     $0.20
     ------------------------------------------------------------------------
     December 31, 2008    January 15, 2009     $0.1470     $0.0030     $0.15
     ------------------------------------------------------------------------
                                     Total     $2.6166     $0.0534     $2.67
     ------------------------------------------------------------------------
     >>

     Unitholders who held their Trust Units outside of a Deferred Plan, through a broker or other intermediary and received cash distributions during the period, will receive "T3 Supplementary" slips directly from their broker or intermediary, not from the transfer agent or the Trust.
     Registered Unitholders of Trust Units who received cash distributions during the period from the transfer agent, Computershare Trust Company of
Canada, (and not from a broker or intermediary), will receive "T3
Supplementary" slips directly from Computershare Trust Company of Canada.
While Computershare Trust Company of Canada will strive to issue these information slips as soon as possible, the deadline for mailing all T3
Supplementary Information slips as required by Canada Revenue Agency is March
31, 2009.

     Tax upon the disposition of Royalty Trust Units:

     The portion of the distributions deemed a return of capital will reduce the Unitholder's adjusted cost base ("ACB") of their units. The ACB of the units is required in the calculation of a capital gain or capital loss
(assuming the units are capital property of the Unitholder) upon the disposition or deemed disposition of the Trust units. Unitholders should maintain a record of all distributions that are classified as partially or entirely as a return of capital while holding ARC Energy Trust units. For investors in the $10.00 per unit initial public offering in July 1996, the ACB of units still held as at December 31, 2008, is $3.14 per unit taking into account the return of capital of $6.81 in 1996 through to 2007 and $0.05 in
2008.

     <<
     ARC ENERGY TRUST

     John P. Dielwart,
     President and Chief Executive Officer
     >>

     %SEDAR: 00001245E          %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., Suite 2100, 440 - 2nd Avenue S.W.,Calgary,
AB, T2P 5E9/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 15:41e 27-JAN-09